1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date January 24, 2011	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

CONNECTED TRANSACTION

FORMATION OF JOINT VENTURE COMPANY

JV AGREEMENT

On 24 January 2011, Yankuang Group, the Company and Yanchang Petroleum entered into the JV Agreement for the formation of the JV Company. Upon completion of the JV Agreement, the JV Company will be owned as to 50% by Yankuang Group, 25% by the Company and 25% by Yanchang Petroleum.

HONG KONG LISTING RULES IMPLICATIONS

As the controlling shareholder holding approximately 52.86% of the issued share capital of the Company, Yankuang Group therefore is a connected person of the Company for the purpose of the Hong Kong Listing Rules. Accordingly, the entering into of the JV Agreement constitutes a connected transaction for the Company under Chapter 14A of the Hong Kong Listing Rules.

As all of the results of the size tests set out in Rule 14.07 of the Hong Kong Listing Rules (other than the profits ratio, revenue ratio and equity capital ratio) are below 5%, the entering into of the JV Agreement is subject to the reporting and announcement requirements under Rule 14A.32 of the Hong Kong Listing Rules, but exempted from the independent shareholders’ approval requirement under the Hong Kong Listing Rules.

On 24 January 2011, Yankuang Group, the Company and Yanchang Petroleum entered into the JV Agreement for the formation of the JV Company. Upon completion of the JV Agreement, the JV Company will be owned as to 50% by Yankuang Group, 25% by the Company and 25% by Yanchang Petroleum.

The JV AGREEMENT

Date

24 January 2011

Parties

(1) Yankuang Group;

(2) the Company; and

(3) Yanchang Petroleum

JV Company

The proposed name of the JV Company is Shaanxi Future Energy Chemical Corp. Ltd, subject to approval by the relevant Administration for Industry and Commerce of the PRC. The JV Company will be established as a limited liability company under the laws of the PRC.

Registered Capital

RMB5,400,000,000 (equivalent to approximately HK$6,380,263,717.56)

Contribution to the Registered Capital

JV Parties	Amount of Capital Contribution		Percentage of Total Registered Capital
	RMB	HK$ equivalent	%

Yankuang Group	2,700,000,000	3,190,131,858.78	50

The Company	1,350,000,000	1,595,065,929.39	25

Yanchang Petroleum	1,350,000,000	1,595,065,929.39	25

Total	5,400,000,000	6,380,263,717.56	100

The Company will contribute RMB1,350,000,000 (equivalent to approximately HK$1,595,065,929.39) as capital contribution and will hold 25% equity interest in the JV Company. Pursuant to the JV Agreement, save for the capital contribution mentioned above, the Company does not have other capital commitments and is not obliged to provide any security or indemnity for the formation of the JV Company.

Payment of the Capital Contribution

Pursuant to the JV Agreement, the JV Parties shall make the capital contribution in cash in three instalments.

The first payment shall account for 40% of the registered capital of the JV Company, i.e., RMB2,160,000,000 (equivalent to approximately HK$2,552,105,487.02). Such payment shall be deposited by each of the JV Parties into a temporary bank account of the JV Company within 7 days after the opening of such bank account according to their respective shareholdings in the JV Company, i.e., RMB1,080,000,000 (equivalent to approximately HK$1,276,052,743.51) by Yankuang Group, RMB540,000,000 (equivalent to approximately HK$638,026,371.76) by the Company and RMB540,000,000 (equivalent to approximately HK$638,026,371.76) by Yanchang Petroleum, respectively.

The second payment shall account for 30% of the registered capital of the JV Company, i.e., RMB1,620,000,000 (equivalent to approximately HK$1,914,079,115.27). Such payment shall be made by each of the JV Parties within 12 months after the establishment of the JV Company according to their respective shareholdings in the JV Company, i.e., RMB810,000,000 (equivalent to approximately HK$957,039,557.64) by Yankuang Group, RMB405,000,000 (equivalent to approximately HK$478,519,778.82) by the Company and RMB405,000,000 (equivalent to approximately HK$478,519,778.82) by Yanchang Petroleum, respectively.

The third payment shall account for 30% of the registered capital of the JV Company, i.e., RMB1,620,000,000 (equivalent to approximately HK$1,914,079,115.27). Such payment shall be made by each of the JV Parties within 18 months after the establishment of the JV Company according to their respective shareholdings in the JV Company, i.e., RMB810,000,000 (equivalent to approximately HK$957,039,557.64) by Yankuang Group, RMB405,000,000 (equivalent to approximately HK$478,519,778.82) by the Company and RMB405,000,000 (equivalent to approximately HK$478,519,778.82) by Yanchang Petroleum, respectively.

The capital contributions by the Company into the JV Company will be by cash, which are intended to be funded by the internal resources of the Group.

Transfer of Equity Interest in the JV Company and Pre-emptive Rights

Under the JV Agreement, any shareholder of the JV Company may transfer its equity interest in the JV Company to any other shareholders or, subject to the approval of a majority of the number of other shareholders of the JV Company, to a party who is not a shareholder of the JV Company. Any agreed transfer of equity interest in the JV Company by its shareholders shall be subject to the pre-emptive rights of the other shareholders, upon the same terms and conditions as the transfer.

Constitution of the Board of Directors, the Supervisory Committee and the Senior Management of the JV Company

The board of directors of the JV Company shall compose of 9 directors, of whom four shall be nominated by Yankuang Group, two by the Company, two by Yanchang Petroleum and one to be elected by the employee representatives union （職工代表大會） of the JV Company. The board of directors of the JV Company shall elect one chairman and one vice chairman as nominated by Yankuang Group.

The supervisory committee of the JV Company shall compose of 5 supervisors, of whom one shall be nominated by Yankuang Group, one by the Company, one by Yanchang Petroleum and two to be elected by the employee representatives union （職工代表大會） of the JV Company. The supervisory committee of the JV Company shall elect one chairman, who shall be nominated by the Company and elected by a majority of the supervisors.

The general manager of the JV Company shall be nominated by the chairman of the board of directors and appointed or removed by the board of directors of the JV Company.

Conditions Precedent to the JV Agreement

The JV Agreement shall become effective upon signing by the legal representatives or authorized representatives of the JV Parties and the official seals being affixed to the JV Agreement.

Proposed Business Scope of the JV Company

The proposed scope of business of the JV Company shall include production and sales of chemical products, oil products and coal. After its establishment, the JV Company will principally engage in investment and participation in the coal liquefaction project proposed to be developed by Yankuang Group in Shaanxi Province as well as the preparation of development of Jinjitan Coal Mine. Jinjitan Coal Mine is a compatible coal mine of the coal liquefaction project with a designed construction scale of 8 million tonnes per annum, a designed resources of 1.343 billion tonnes and a recoverable reserve of 1.010 billion tonnes. The application for establishment of the coal projects is in the process.

REASONS FOR AND BENEFIT OF ENTERING INTO THE JV AGREEMENT

The formation of the JV Company is in fulfilment of the special undertakings given by Yankuang Group during the process of the share reform plan of the Company, which include, among others, Yankuang Group should allow the Company to participate and invest in, for the purpose of co-development of, the coal liquefaction project currently developed by Yankuang Group.

The formation of the JV Company is in line with the Company’s existing strategies of developing high value-added deep processing of coal business, increasing its backup coal reserves and improving its capital utilisation and investment returns.

The transaction relating to investment in the JV Company was approved by the seventeenth meeting of the Fourth Session of the board of directors of the Company held on 30 December 2010. The board of directors (including the independent non-executive directors) of the Company is of the view that the terms of the JV Agreement are fair and reasonable, and the JV Agreement is entered into on normal terms and is in the interest of the Company and its shareholders as a whole.

INFORMATION ON THE JV PARTIES

The Company is principally engaged in the business of exploitation, washing, processing and sales of coal, coal chemicals, power generation and supply of heat. The Company’s products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

Yankuang Group is a wholly State-owned enterprise with a registered capital of RMB3,353 million (equivalent to approximately HK$3,961 million). It is principally engaged in coal production, coal chemicals, coal-electrolytic aluminium and whole set machinery and electrical equipment manufacturing businesses.

Yanchang Petroleum is a wholly State-owned enterprise with a registered capital of RMB10,000 million (or equivalent to approximately HK$11,815 million). It is principally engaged in the business of exploration, exploitation, processing, transportation and sales of petroleum and natural gas, development, production and sales of petrochemical products and new energy products, exploitation and operation of other drilling mineral resources or mineral resources co-existing with petroleum and gas, survey and design business, technical development and technical services. Yanchang Petroleum is an independent third party of and not connected with the Company.

HONG KONG LISTING RULES IMPLICATIONS

As the controlling shareholder holding approximately 52.86% of the issued share capital of the Company, Yankuang Group therefore is a connected person of the Company for the purpose of the Hong Kong Listing Rules. Accordingly, the entering into of the JV Agreement constitutes a connected transaction for the Company under Chapter 14A of the Hong Kong Listing Rules.

As all of the results of the size tests set out in Rule 14.07 of the Hong Kong Listing Rules (other than the profits ratio, revenue ratio and equity capital ratio) are below 5%, the entering into of the JV Agreement is subject to the reporting and announcement requirements under Rule 14A.32 of the Hong Kong Listing Rules, but exempted from the independent shareholders’ approval requirement under the Hong Kong Listing Rules.

Mr. Li Weimin, Mr. Wang Xin, Mr. Shi Xuerang and Mr. Chen Changchun are senior management of Yankuang Group, who may be regarded as having material interests in the entering into of the JV Agreement and therefore they have abstained from voting at the meeting of the board of directors of the Company convened for the purpose of approving the JV Agreement. Save as disclosed above, none of the directors of the Company has a material interest in the entering into of the JV Agreement.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meaning set out below:

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“Company”	兗州煤業股份有限公司, Yanzhou Coal Mining Company Limited, a joint stock limited company established under the laws of the PRC in 1997, the H shares, American depositary shares and A shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the Shanghai Stock Exchange, respectively;

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Group”	the Company and its subsidiaries;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“HK$”	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“JV Agreement”	the Joint Venture Agreement in relation to the formation of Shaanxi Future Energy Chemistry Corp. Ltd* dated 24 January 2011 entered into among Yankuang Group, the Company and Yanchang Petroleum;

“JV Company”	Shaanxi Future Energy Chemical Corp. Ltd* (the name of which is subject to the approval by the relevant Administration for Industry and Commerce of the PRC), a limited liability company to be established under the laws of the PRC pursuant to the JV Agreement;

“JV Parities” and “JV Party”	Yankuang Group, the Company and Yanchang Petroleum, or as the context requires, any one of them;

“PRC”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Yanchang Petroleum”	Shaanxi Yanchang Petroleum (Group) Corp. Ltd*, a wholly State-owned enterprise, which is an independent third party of and not connected with the Company;

“Yankuang Group”	Yankuang Group Corporation Limited, a wholly State-owned enterprise and the controlling shareholder holding approximately 52.86% of the total issued share capital of the Company; and

“%”	percent

Note:	Amounts in Hong Kong dollars have been translated from Renminbi for the convenience of the readers only. Unless otherwise indicated, the translation has been made at the rate of HK$1.00 = RMB0.84636 for the purpose of illustration only. The Company makes no representation that any amount of Renminbi has been, could have been or may be exchanged into Hong Kong dollars.

*	For identification purpose only

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

24 January 2011

As at the date of this announcement, the Directors are Mr. Li Weimin, Mr. Wang Xin , Mr. Shi Xuerang, Mr.Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC